SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       Pacific Coast Apparel Company, Inc.
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                                (Name of Issuer)


                      Common Shares, no par value per share
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                         (Title of Class of Securities)


                                    694074105
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                                 (CUSIP Number)


      Steven M. Rabinovici, Chairman and CEO of Complete Management, Inc.,
     254 West 31st Street, New York, New York 10001-2813, Tel: 212-868-1188
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                January 23, 1997
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 637605205                    13D                     Page 2 of 5 pages

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(1)  Names of Reporting Persons                   Complete Management Inc.
     S.S. or I.R.S. Identification                IRS Identification #11-3149119
     Nos. Of Above Persons


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(2)  Check the appropriate Box                    (a)
     if a Member of a Group                       (b) x


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(3)  SEC Use Only


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(4)  Source of Funds                              WC


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(5)  Check Box if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                 |_|


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(6)  Citizenship or Place of                       New York
     Organization

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Number of Shares        (7)   Sole Voting Power             154,500
Beneficially Owned                                          -------
Each Reporting
Person With             --------------------------------------------------------
                        (8)   Shared Voting

                        --------------------------------------------------------
                        (9)   Sole Dispositive              154,500
                                                            -------

                        --------------------------------------------------------
                        (10)  Shared Dispositive
                              Power                         _______

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(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                        154,500
                                                            -------

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(12)  Check Box if the Aggregate Amount                                    |_|
      in Row (11) Excludes Certain Shares

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(13)  Percent of Class Represented
      by Amount in Row 11                                   5.2%

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(14)  Type of Reporting Person                              CO

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

                                  Schedule 13D

Item I.     Security and Issuer.

            Name of Issuer: Pacific Coast Apparel Company, Inc. (the "Company")

            Address of Issuer's Principal Executive Offices:

                               11828 Teale Street
                          Culver City, California 90230

            Security: Common Shares, no par value per share ("Shares")

Item 2.     Identity and Background.

            (a)   Name of Corporation filing: Complete Management, Inc. ("CMI")

            (b)   State of Incorporation:       New York

            (c)   Principal Business:           Physician Practice Management

            (d)   Address:                      254 West 31st St., NY, NY 10001

            (e) During the last five years, CMI has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (f) During the last five years, CMI has not been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The source of funds used to make the Share purchases reported herein was the working capital of CMI.

Item 4.     Purpose of the Transaction.

            CMI acquired the Shares in market transactions solely for the purpose of investment. The Shares were acquired for CMI's own account with no intention of selling either in a public distribution or otherwise in violation of the federal securities laws or of any applicable state securities laws.

            CMI intends to review continuously its position in the Company, and may, depending upon its evaluation of developments and upon price, availability of Shares,


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

and other factors, determine to increase, decrease or eliminate its position in the Company.

      Except as otherwise disclosed herein, CMI is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to the deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

Item 5.     Interest in Securities of the Issuer.

      (a) As of the date hereof, CMI beneficially owns 154,500 Shares representing in the aggregate approximately 5.2% of the total outstanding Shares of the Company.

      (b) CMI possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all of the 154,500 Shares.

      (c) During the past 60 days, CMI acquired the number of Shares of the Company on the dates and at the prices shown in the following table:

            Purchase of Shares of Pacific Coast Apparel Company Inc.

            Date of Purchase        No. of Shares         Price Per Share
            ----------------        -------------         ---------------

            January 23, 1997         16,000 shs                @2 1/6
            January 16, 1997         20,000 shs                @2 5/8
            January 15, 1997         18,500 shs                @2 3/4
            January 14, 1997         13,000 shs                @2 3/4
            January 13, 1997         11,000 shs                @2 5/8
            January 10, 1997          3,000 shs                @2 1/8
            January 9, 1997          13,000 shs                @1.94
            January 8, 1997          60,000 shs                @1.52
                                    -----------
                                    154,500 shs


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

      (d)   Not applicable

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

            Not applicable.

Item 7.     Material to be Filed as Exhibits.

            None.

      After reasonable inquirey and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 29, 1997


                            COMPLETE MANAGEMENT, INC.


                              By: /s/ Steven M. Rabinovici
                                  ----------------------------------------
                                  Steven M. Rabinovici, Chairman and CEO



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